SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                 Amendment No. 3

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO
                          FILED PURSUANT TO RULE 13d-2

                         Halo Technology Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    40637E106
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                                 (CUSIP Number)

                                February 14, 2008
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      |_|   Rule 13d-1(b)
      |X|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
CUSIP No. 40637E106                     13G
================================================================================
1.    NAME OF REPORTING PERSONS
      S.S. NO. OF ABOVE PERSONS

      Richard Smithline
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     4,005,853*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,005,853*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,005,853*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.25%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

================================================================================
CUSIP No. 40637E106                     13G
================================================================================
1.    NAME OF REPORTING PERSONS
      S.S. NO. OF ABOVE PERSONS

      Centrecourt Asset Management LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     4,005,853*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,005,853*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,005,853*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.25%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------

================================================================================
CUSIP No. 40637E106                     13G
================================================================================
1.    NAME OF REPORTING PERSONS
      S.S. NO. OF ABOVE PERSONS

      CAMOFI Master LDC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     3,658,408*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER2
  REPORTING
   PERSON            3,658,408*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,658,408*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      8.44%*
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

Item 1.

      (a)   Name of Issuer:

            Halo Technology Holdings, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            200 Railroad Avenue, 3rd Floor
            Greenwich, CT  06830

Item 2.

      (a)   Name of Person Filing:

            This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Richard Smithline ("Mr. Smithline"), Centrecourt Asset Management LLC ("Centrecourt") and CAMOFI Master LDC ("CAMOFI") (collectively, the "Reporting Persons").

            The Reporting Persons are making a joint filing because they may be deemed a group pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. The Reporting Persons do not affirm the existence of such a group.

      (b)   Address of Principal Business Office or, if none, Residence:

            The principal business address of each of Mr. Smithline and Centrecourt is:

            350 Madison Avenue, 8th Floor
            New York, NY 10017

            The principal business address of CAMOFI is:

            90 Fort Street, 5th Floor
            Box 32021 SMB
            Grand Cayman, Cayman Islands

      (c)   Citizenship:

            Mr. Smithline is a United States citizen.

            Centrecourt is organized and existing in Delaware.

            CAMOFI is organized and existing in the Cayman Islands.

      (d)   Title of Class of Securities:

            Common Stock, $0.0001 par value per share.

      (e)   CUSIP Number:

            40637E106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Exchange
                  Act.
      (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.
      (c)   |_|   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act.
      (d)   |_|   Investment company registered under Section 8 of the
                  Investment Company Act.
      (e)   |_|   Investment adviser in accordance with Sec.
                  240.13d-1(b)(1)(ii)(E).
      (f)   |_|   Employee benefit plan or endowment fund in accordance with
                  Sec. 240.13d-1(b)(1)(ii)(F).
      (g)   |_|   Parent holding company, in accordance with Sec.
                  240.13d-1(b)(ii)(G).
      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.
      (j)   |_|   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |X|.

Item 4. Ownership:

      (a)   Amount Beneficially Owned:

                                    Mr. Smithline: 4,005,853* shares of Common
                                    Stock comprised of (i) 1,000,000 shares of Common Stock held by CAMOFI, (ii) 1,041,399 shares of Common Stock issuable within 60 days upon the conversion of a convertible promissory note held by CAMOFI, (iii) an aggregate of 1,617,009 shares of Common Stock issuable within 60 days upon the exercise of warrants held by CAMOFI, and
                                    (iv) an aggregate of 347,445 shares of
                                    Common Stock issuable within 60 days upon the exercise of warrants held by Centrecourt. Mr. Smithline is a director of CAMOFI.

                                    Centrecourt: 4,005,853* shares of Common
                                    Stock comprised of (i) 1,000,000 shares of Common Stock held by CAMOFI, (ii) 1,041,399 shares of Common Stock issuable within 60 days upon the conversion of a convertible promissory note held by CAMOFI, (iii) an aggregate of 1,617,009 shares of Common Stock issuable within 60 days upon the exercise of warrants held by CAMOFI, and
                                    (iv) an aggregate of 347,445 shares of
                                    Common Stock issuable within 60 days upon the exercise of warrants held by Centrecourt. Centrecourt is the investment manager of CAMOFI.

                                    CAMOFI: 3,658,408* shares of Common Stock comprised of (i) 1,000,000 shares of Common Stock held by CAMOFI, (ii) 1,041,399 shares of Common Stock issuable within 60 days upon the conversion of a convertible promissory note held by CAMOFI, and (iii) an aggregate of 1,617,009 shares of Common Stock issuable within 60 days upon the exercise of warrants held by CAMOFI.

      (b)   Percent of Class.       Mr. Smithline:    9.25%*
                                    Centrecourt:      9.25%*
                                    CAMOFI:           8.44%*

      *The warrants held by Centrecourt and CAMOFI, as well as the convertible promissory note held by CAMOFI, contain provisions that would prohibit the holder thereof from exercising and/or converting, as applicable, any of such securities to the extent that upon such exercise or conversion, as applicable, such holder, together with its affiliates, would beneficially hold more than 9.99% of the total number of shares of Common Stock then issued and outstanding (determined in accordance with Section 13(d) of the Securities Exchange Act, as amended), unless such holder shall have provided the issuer with 61 days' notice of the holder's waiver of such provisions. Even if all such convertible and exercisable securities are converted and exercised in full, the Reporting Persons would beneficially own, at most, 9.25% of the issuer's issued and outstanding shares of Common Stock. Accordingly, all of such securities are convertible and exercisable in full as of the date hereof. However, the Reporting Persons disclaim beneficial ownership of such securities, and Mr. Smithline and Centrecourt disclaim beneficial ownership of all securities covered by this statement.

      The percentages used herein are based upon the number of securities held by the Reporting Persons as of February 4, 2008, and the number of shares of Common Stock issued and outstanding as of May 15, 2007, as reported in the issuer's Form 10-QSB for the fiscal quarter ended March 31, 2007, filed with the Securities and Exchange Commission on May 21, 2007.

      (c)   Number of shares as to which each such person has:

      (i)   sole power to vote or to direct the vote:  Mr. Smithline: 4,005,853*
                                                       Centrecourt:   4,005,853*
                                                       CAMOFI:        3,658,408*

      (ii)  shared power to vote or to direct
            the vote:                                  Mr. Smithline: 0
                                                       Centrecourt:   0
                                                       CAMOFI:        0

      (iii) sole power to dispose or to direct the
            disposition of:                            Mr. Smithline: 4,005,853*
                                                       Centrecourt:   4,005,853*
                                                       CAMOFI:        3,658,408*

      (iv)  shared power to dispose or to direct the
            disposition of:                            Mr. Smithline: 0
                                                       Centrecourt:   0
                                                       CAMOFI:        0

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
        |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        See Item 4(a) above, which is incorporated by reference herein.

Item 8. Identification and Classification of Members of the Group.

        The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2008


/s/ Richard Smithline
--------------------------------
Richard Smithline

Centrecourt Asset Management LLC


By:    /s/ Richard Smithline
       -------------------------
Name:  Richard Smithline
Title: Managing Member

CAMOFI Master LDC


By:    /s/ Richard Smithline
       -------------------------
Name:  Richard Smithline
Title: Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13G

      The undersigned hereby agree jointly to prepare and file with regulatory authorities an Amendment No. 3 to Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of Halo Technology Holdings, Inc. and hereby affirm that such Amendment No. 3 to Schedule 13G is being filed on behalf of each of the undersigned.

Date: February 5, 2008


/s/ Richard Smithline
--------------------------------
Richard Smithline

Centrecourt Asset Management LLC


By:    /s/ Richard Smithline
       -------------------------
Name:  Richard Smithline
Title: Managing Member

CAMOFI Master LDC


By:    /s/ Richard Smithline
       -------------------------
Name:  Richard Smithline
Title: Director